

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2019

Jeffrey W. Dunn
President, Chief Executive Officer and Chairman
SI-BONE, Inc.
471 El Camino Real, Suite 101
Santa Clara, CA 95050

   Re: SI-BONE, Inc.
    Registration Statement on Form S-3
    Filed November 13, 2019
    File No. 333-234679

Dear Mr. Dunn:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jeffrey Gabor at 202-551-2544 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: Brett White, Esq.